Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

			Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$2,543	$(26,847)	$16,071	$5,742	$(1,428)
Plus: fixed charges	7,845	2,359	1,110	1,051	985

Earnings available for fixed charges	$10,388	$(24,488)	$17,181	$6,793	$(443)

Fixed Charges:
Interest expense	$7,845	$2,359	$1,110	$1,051	$985

Total fixed charges	$7,845	$2,359	$1,110	$1,051	$985

Ratio of Earnings to Fixed Charges	1.32	(a )	15.48	6.46	(b )

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $26,847 thousand.
(b)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $1,428 thousand.